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------                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION                         ------------------------------
FORM 4                                   WASHINGTON, D.C. 20549                                                OMB APPROVAL
------                                                                                                ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number: 3235-0287
[ ] Check this box if no                                                                              Expires: December 31, 2001
    longer subject to         Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                          Hours per response........ 0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935                          ------------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name AND Ticker or Trading Symbol    6. Relationship of Reporting Person(s)
  CYPRES           GARY           M.              Banner Central Finance Company (BCFN)          to Issuer (Check all applicable)
--------------------------------------------   ----------------------------------------------     X   Director      X 10% Owner
    (Last)        (First)         (Middle)     3. IRS Identification      4. Statement for       ----              ---
  5480 East Ferguson Drive                        Number of Reporting        Month/Year           X   Officer         Other (specify
--------------------------------------------      Person, if an           March, 2001            ---- (give        --- below)
                  (Street)                        entity (Voluntary)                                  title below)
  Commerce, CA 90022                                                      -------------------
--------------------------------------------                                                          Chairman of the Board,
    (City)        (State)           (Zip)                                 5. If Amendment,           Chief Executive Officer,
                                                                             Date of Original     Chief Financial Officer, Secretary
                                                                             (Month/Year)        -----------------------------------
                                                                                              7. Individual or Joint/Group Filing
                                                                          -------------------    (Check Applicable Line)
                                                                                                  X    Form filed by One
                                                                                                 ----  Reporting Person
                                                                                                       Form filed by More Than
                                                                                                 ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Trans-    4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature of
    (Instr. 3)                     action      action       or Disposed of (D)          Securities          Form:         Indirect
                                   Date        Code         (Instr. 3, 4 and 5)         Beneficially        Direct        Beneficial
                                               (Instr. 8)                               Owned at            (D) or        Ownership
                                  (Month/                                               End of Month        Indirect      (Instr. 4)
                                   Day/   ---------------------------------------       (Instr. 3 and 4)    (I)
                                   Year)  Code    V      Amount   (A) or    Price                           (Instr. 4)
                                                                  (D)
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 Common Stock                   3/23/01   J(1)         2,836,547   D        (1)      828,500                    I       (1)
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 Common Stock                                                                         77,500                    D
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 Common Stock                                                                         12,500                    I       By wife
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 Common Stock                                                                         12,500                    I       In trust for
                                                                                                                        children by
                                                                                                                        Mr. Cypres
                                                                                                                        and wife
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 Common Stock                                                                      1,104,933                    I       Owned by WFC
                                                                                                                        Holdings
                                                                                                                        Corporation,
                                                                                                                        for which
                                                                                                                        Mr. Cypres
                                                                                                                        may exercise
                                                                                                                        voting power
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 Common Stock                                                                        380,020                    I       Owned by GIC
                                                                                                                        Special
                                                                                                                        Investments
                                                                                                                        PTE LTD, for
                                                                                                                        which Mr.
                                                                                                                        Cypres may
                                                                                                                        exercise
                                                                                                                        voting power
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (3-99)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Derivative
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      Security
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           (Instr. 5)
                             ative        Year)                  of (D) (Instr.   Year)
                             Security                            3, 4, and 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Stock Option (right                                                                               Common   395,000
to buy)                                                                                           Stock
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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   395,000                 D

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Explanation of Responses:  Note (1) -- Prior to March 23, 2001, West Coast Private Equity Partners, L.P. ("WCPEP") had beneficial ownership interest in 3,665,047 shares of issuer's common stock, for which reporting person was deemed to have beneficial ownership through its ability to control the voting of such shares by WCPEP. As of March 23, 2001, WCPEP terminated in accordance with the terms of its governing partnership agreement and distributed its assets to each of WCPEP's partners (the "Distribution"). Reporting person is the sole stockholder of G.M. Cypres & Co., Inc., which is the general partner of (i) Cypres Investments Holdings, L.P.
("CIH") and (ii) G.M. Cypres Investment, L.P. ("GMCI"), both of which were partners of WCPEP. CIH received 723,182 shares of issuer's common stock as a result of the Distribution and GMCI received 105,318 shares of issuer's common stock as a result of the
Distribution. Thus, Mr. Cypres is deemed to indirectly beneficially own these 828,500 shares.

***Intentional misstatements or omissions of facts constitute Federal Criminal          /s/ GARY M. CYPRES            April 10, 2001
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                              ------------------------------- --------------
                                                                                      **Signature of Reporting Person      Date
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB Number.                                                                                                            Page 2

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